TO: British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission

AND TO: Keegan Resources Inc.

RE: **Preliminary Economic Assessment of the Esaase Gold Project, Ghana, Dated May 19, 2010 (the "Technical Report")**

I, Harry Warries, do hereby consent to the public filing of the Technical Report, prepared for Keegan Resources Inc. dated May 19, 2010, and extracts from, or the summary of, the Technical Report in the press release of Keegan Resources Inc. dated April 6, 2010 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

Dated this 19th day of May 2010

Harry Warries Masters in Mining, AusIMM, SME
Mining Manager
Coffey Mining Pty Ltd